[Letterhead of Provident New York Bancorp]



February 28, 2006

Via EDGAR and Facsimile
-----------------------

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549

         Re:      Provident New York Bancorp
                  Form 10-K for the Fiscal Year Ended September 30, 2005 File No. 0-25233
                  ------------------------------------------------------
Dear Ms. Sweeney:

     Set forth below are the responses of Provident New York Bancorp (the "Company") to your letter dated February 9, 2006 (copy enclosed by facsimile).

1. The E.N.B. Holding Company, Inc. ("ENB") acquisition increased the proportion of commercial loans due to the greater concentration in commercial mortgage and commercial and industrial loans compared to the Provident Bank portfolio. In addition, the proportion of criticized loans (loans that rated special mention, substandard or doubtful) in both the retail and commercial portfolios in the acquired portfolio was higher than in the Provident portfolio. As a result of the greater proportion of commercial loans and a higher proportion of criticized loans, asset quality was modestly reduced. The table below reflects the impact of ENB on asset quality.

                                              ENB Acauisition
                                              ---------------

                                      Retail        Comm'l         Total
                                    Criticized   Criticized      Criticized

Provident Bank pre-acquisition       0.23 %         0.70 %          0.93 %
ENB                                  0.55 %         1.52 %          2.07 %
                                     ------         ------          ------
Provident Bank post-acquisition      0.30 %         0.90 %          1.20 %
                                     ======         ======          ======
Percentage point change              0.07 %         0.20 %          0.27 %
                                     ======         ======          ======

The acquisition of Warwick Community Bancorp, Inc. ("WCBI") increased the proportion of commercial loans due to a higher concentration of commercial mortgage loans in the WCBI portfolio compared to the Provident portfolio. The acquired portfolio had a lower proportion of criticized loans in the retail and commercial portfolios than the Provident portfolio, which provided an improvement in that measure of asset quality. This resulted in an overall neutral effect on asset quality, as the increase in commercial loans (which are

Ms. Joyce Sweeney
February 28, 2006
Page 2


considered riskier than retail loans) was offset by a reduction in the proportion of criticized loans. The table below reflects the impact of WCBI on asset quality.

                                WCBI Acquisition
                                ----------------

                                       Retail        Comm'l          Total
                                     Criticized     Criticized     Criticized

Provident Bank pre-acquisition         0.28 %        0.65 %           0.93 %
WCBI                                   0.07 %        0.10 %           0.17 %
                                       ------        ------           ------
Provident Bank post-acquisition        0.27 %        0.59 %           0.85 %
                                       ======        ======           ======
Percentage point change               (0.01)%       (0.07)%          (0.08)%
                                      =======       =======          =======

The Company will summarize this information in future filings.

Following is the chart of the allocation of the allowance for loan losses for the acquired portfolios:


                                            Impact of ENB Acquisition on Allowance Account
                                            ----------------------------------------------

                                     Retail     Retail       Commercial     Commercial       Total      Total
                                     $000's        %          $ 000's           %          $ 000's        %
Provident before                     $4,525       40%         $ 6,724         60%          $11,249       100%
ENB                                     690       12%           5,060         88%            5,750       100%
                                     ------       ---         -------         ---          -------       ----
Provident after                      $5,215       31%         $11,784         69%          $16,999       100%
                                     ======                   =======                      =======       ----

                                            Impact of WCBI Acquisition on Allowance Account
                                            -----------------------------------------------

                                     Retail     Retail       Commercial     Commercial       Total        Total
                                     $000's        %          $ 000's           %            $ 000's        %
                                     ------        -           ------           -            -------        -
Provident before                     $6,290       36%         $11,062         64%            $17,352     100%
WCBI                                    373        8%           4,507         92%              4,880     100%
                                     ------                   -------                        -------
Provident after                      $6,663       30%         $15,569         70%            $22,232     100%
                                     =======                  =======                        =======

As a result of the ENB acquisition, $5.8 million in loan loss reserve was recorded, and $4.9 million was recorded with respect to the WCBI acquisition. As permitted by then applicable accounting rules, these allowances were brought over to Provident. In this regard, please note that Provident has a September 30 fiscal year end. These represent the amounts, which in the opinion of management, were necessary to absorb the losses inherent in the acquired portfolios in accordance with the same standards as then applied to the Provident loan portfolio.

In the Appendix following this letter are tables that provide greater detail about the nature of the portfolios acquired and the impact on overall portfolio concentrations.

Ms. Joyce Sweeney
February 28, 2006
Page 3


The Company will summarize this information in future filings, as appropriate.

2. Presentation of Operating Efficiency Ratio. As noted in footnote 11 to Item 6, Selected Financial Data, management has presented a supplemental operating efficiency ratio because management believes this additional information more accurately reflects the operations of the Company than the GAAP efficiency ratio presented in the table. The supplemental ratio subtracts merger integration costs and amortization of intangible assets, as these costs are directly associated with acquisition activity and do not reflect the core earnings of the Company. The Company notes that it has not executed an agreement to consummate a merger since October 1, 2004, when it completed the acquisition of WCBI. In addition, the establishment of the Charitable Foundation in connection with the Company's stock offering in fiscal 2004 was a one-time event and does not reflect the core business of the Company.

On the revenue side of the efficiency ratio the Company excluded securities transactions as it believes, that although securities transactions recur, such transactions are highly dependent upon the general levels of interest rates in specific market circumstances. Further, the income effect recorded represents the impact of decisions made at a specific point in time and can cause significant fluctuations in non interest income. The Company's notes that in discussions with analysts, who research the Company, securities transactions are routinely excluded from their analyses. Additionally, the income associated with the low income housing limited liability partnership was a one-time event and does not represent a core earnings item, nor is it expected to recur. The Company adds to revenue the income tax benefits associated with tax exempt obligations, as this reflects the economic substance of its investment in tax exempt obligations, that are not captured in the consolidated statements of income but do represent core earnings on an equivalent basis to taxable investment alternatives.

Further, as management believes that, although merger integration expenses occurred in both fiscal 2004 and 2005, it is probable that the financial impact of such items will disappear as a result of no pending significant acquisitions. Also, core deposit amortization is expected to significantly decline over the next several periods. Management believes that highlighting these items gives an investor an understanding of the effects of acquisitions on the efficiency of the Company. Question 8 from the SEC staff views on frequently asked questions states that "it is permissible and may well be necessary to identify, discuss and analyze material restructuring changes and other items, whether they are recurring or non-recurring... " Further, question 8 states that "whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period."

Management believes that its disclosure is consistent with the requirements outlined in question 8.

Ms. Joyce Sweeney
February 28, 2006
Page 4


3. Usefulness of Non GAAP Operating Efficiency Ratio. Management utilizes the non- GAAP operating efficiency ratio, as presented, in its ongoing internal evaluation of its operating efficiency. Management believes that such analysis reflects a more accurate portrayal of the operations of the Company than a GAAP efficiency ratio. Management also includes the tax benefits related to purchases of tax-exempt securities in the denominator of the operating efficiency ratio.

The non-GAAP operating efficiency ratio disclosed in Item 6, Selected Financial Data, is presented in addition to the comparable GAAP efficiency ratio.

Management notes the following data:

                             GAAP Efficiency                                   Non GAAP
Year ended September 30,          Ratio              Year over year            Operating           Year over Year
                                                        Variance           Efficiency Ratio           Variance
          2001                   67.02%                                         66.54%
          2002                   66.79%                  -0.23%                 65.28%                 -1.26%
          2003                   66.55%                  -0.22%                 67.74%                 +2.46%
          2004                   76.81%                 +10.23%                 67.68%                 -0.06%
          2005                   68.01%                 -10.80%                 63.02%                 -4.66%


While the variance from year to year between fiscal 2001 and 2003 was less than 0.25% it should be noted that the primary factors that eliminated larger variances were impacts of merger integration costs in fiscal 2002 and the large increase in securities gains in 2003. Management believes that the non-GAAP operating efficiency ratio more accurately reflects its efficiency during that period. Please note that the non-GAAP operating efficiency ratio increased in 2003, whereas the GAAP efficiency ratio had shown a modest decline. Further, fiscal 2004 reflects the impact of the acquisition of ENB and the establishment of a charitable foundation in the same year, which was partially offset by an increase in security gains. The net effect of such items resulted in an increase in the GAAP efficiency ratio to 76.81% from 66.55%. Eliminating these items and reflecting the additional tax efficiency generated from tax exempt securities alternatively presents a modest improvement in the non-GAAP efficiency ratio, which management believes is a more accurate reflection of its operations for 2004. Further, in fiscal 2005 the GAAP efficiency declines back to 68.01% but is higher than each of the fiscal years ended 2001, 2002 or 2003. Management believes that the non-GAAP efficiency properly indicates the efficiencies achieved from the acquisition of three financial institutions.

The material limitation associated with the use of a non-GAAP measure is that in any specific year certain revenues and expenses are recorded that are not

Ms. Joyce Sweeney
February 28, 2006
Page 5


reflected in the non-GAAP ratio. As these items are excluded, the portrayal of the Company's specific overall efficiency is not portrayed relative to its effect on the capital position of the Company.

Management believes that using the non-GAAP operating efficiency ratio provides information that allows an investor or other reader of the Company's financial information to understand the operating efficiencies and trends in the Company's operating expenses and operating revenues on a more meaningful basis.

We confirm that we will summarize the above information in future filings as relevant.

4. Non-GAAP Net Operating Income. As noted in Item 7, Management Discussion and Analysis of Financial Condition and Results of Operations, Management presented "Supplemental Reporting of Non-GAAP Results of Operations" to reflect the impact of the establishment of the charitable foundation and merger integration expenses. Management noted that it believes disclosure of this information helps investors understand the effect of acquisition activity and the establishment of the charitable foundation in reported results. Management believes that the disclosure is permissible for the following reasons: the establishment of the charitable foundation in fiscal 2004 is clearly expected to be a nonrecurring item as was the income relating to the investment in a low income housing partnership in fiscal 2005. Additionally, management believes that although merger integration expenses occurred in both fiscal 2004 and 2005, it believes that it is probable that the financial impact of such items would disappear as a result of no new pending acquisitions and that highlighting such items gives an investor an understanding of the effect of acquisition activity on the reported results of operations.

Management does not intend to continue this presentation in future filings.

5. Non-GAAP Diluted Net Operating Earnings Per Share. For future filings, management will exclude the presentation of the per share impact of these expenses as well as the overall non-GAAP measures on a per share basis, as requested.

                                    * * * * *

     In connection with these responses, and as requested by the Commission, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Joyce Sweeney
February 28, 2006
Page 6


     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned at (845) 369-8087, or to our attorney, Ned Quint, at (202) 274-2007.

                                         Sincerely,

                                         /s/ Paul A. Maisch

                                         Paul A. Maisch
                                         Executive Vice President and
                                         Chief Financial Officer

cc:   David Irving, Securities and Exchange Commission
      George Strayton, President and Chief Executive Officer
      Ned Quint, Esq.

Ms. Joyce Sweeney
February 28, 2006
Page 7


                                    APPENDIX


The tables below reflect the nature of acquired portfolios and their impact on the combined portfolio composition and portfolio concentration:

                                                         Total                  Comm'l     Const &    Total
      ENB Acquisition         Res Mtg        Consumer    Retail        C & I       Mtg       land      Comm'l
      ---------------         -------        --------    ------        -----       ---       ----      ------
Provident Bank before
1/14/04 acquisition                52%          11%         63%          7%        28%         2%        37%
ENB                                 6%          24%         30%         17%        53%         0%        70%
                              --------      -------     -------      -------    ------    -------     ------
Provident Bank after
1/14/04 acquisition                41%          15%         55%          9%        34%         1%        45%
                              ========      =======     =======      =======    ======    =======     ======
Percentage point change       (10.75)%       +2.95%     (7.80)%      +2.54%     +5.72%    (0.46)%     +7.80%


                                                           Total                  Comm'l     Const &    Total
     WCBI Acquisition           Res Mtg      Consumer      Retail      C & I       Mtg       land      Comm'l
     -----------------          -------      --------      ------      -----       ---       ----      ------
Provident Bank before
10/1/04 acquisition                38%          13%         51%         11%        33%         5%        49%
WCBI                               23%          10%         34%         10%        57%         0%        66%
                                -------     -------      ------     -------     ------    -------     ------
Provident Bank after
10/1/04 acquisition                35%          12%         47%         10%        38%         4%        53%
                                =======     =======     =======     =======     ======    =======     ======
Percentage point change        (3.38)%      (0.56)%     (3.94)%     (0.16)%     +5.32%    (1.22)%     +3.94%
